FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For January 15, 2003

                        Commission File Number 333-66973


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                         Form 40-F
                         ---                                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                            No  X
                         ---                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                               INDEX TO EXHIBITS

Item
----
1. AerCo Limited Monthly Report to Noteholders for January 2003, including additional information excluded form the 6-K, filed January 13, 2002.

24.   Power of Attorney for AerCo Limited.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: January 15, 2002

                                                AERCO LIMITED
                                                  (Registrant)


                                                By: /s/ Pat Keating
                                                   -----------------------------
                                                   Name:  Pat Keating
                                                   Title: Attorney-in-Fact

                                                                         Item 1



                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Month                             January-03
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Jan-03
Current Calculation Date          9-Jan-03
Previous Payment Date             16-Dec-02
Previous Calculation Date         10-Dec-02

------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------------
                                         Prior                                           Balance on
                                        Balance                                       Calculation Date
                                       10-Dec-02       Deposits        Withdrawals        9-Jan-03
------------------------------------------------------------------------------------------------------
Expense Account                       3,571,942.64    6,561,784.94    (6,118,202.13)     4,015,525.45
Collection Account                   95,616,730.38   11,178,329.59   (14,221,328.38)    92,573,731.59
Aircraft Purchase Account                        -               -                -                 -

 - Liquidity Reserve cash balance    81,395,402.00               -      (500,000.00)    80,895,402.00
------------------------------------------------------------------------------------------------------
Total                                99,188,673.02   17,740,114.53   (20,339,530.51)    96,589,257.04
------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                        -
Interest Income                                                                                     -
Aircraft Purchase Payments                                                                          -
Economic Swap Payments                                                                              -
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                 -
------------------------------------------------------------------------------------------------------

3. Analysis of Expense Account Activity
------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             3,571,942.64
Transfer from Collection Account on previous Payment Date                                6,557,434.14
Permitted Aircraft Accrual                                                                          -
Interim Transfer from Collection Account                                                            -
Interest Income                                                                              4,350.80
Balance on current Calculation Date
 - Payments on previous payment date                                                    (4,561,209.11)
 - Interim payments
 - Other                                                                                (1,556,993.02)
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      4,015,525.45
------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            95,616,730.38
Collections during period                                                               11,178,329.59
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                              (2,628,057.36)
 - Permitted Aircraft Modifications                                                                 -
Interim Transfer to Expense Account                                                                 -
Net Swap payments on previous Payment Date                                              (3,929,376.78)
Aggregate Note Payments on previous Payment Date                                        (7,663,894.24)
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     92,573,731.59
------------------------------------------------------------------------------------------------------
                                                                                                    -
Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                        30,000,000.00
Second Collection Account Reserve                                                       35,000,000.00
Cash Held
 - Security Deposits                                                                    15,895,402.00
                                                                                    ------------------
 Liquidity Reserve Amount                                                               80,895,402.00
                                                                                    ------------------
A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.
------------------------------------------------------------------------------------------------------

                                        AERCO LIMITED
                                    Report to Noteholders
                      All amounts in US dollars unless otherwise stated

Current Payment Date            15-Jan-03
Current Calculation Date        9-Jan-03
Previous Payment Date           16-Dec-02
Previous Calculation Date       10-Dec-02

--------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                     96,589,257.04
Liquidity Reserve Amount                                                     (80,895,402.00)
                                                                             ---------------
Available Collections                                                         15,693,855.04
                                                                             ===============

4. Analysis of Collection Account Activity (Continued)
--------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions
(I)        Total Required Expense Amount                                       5,500,000.00
(II) a)    Class A Interest but excluding Step-up                              1,272,650.73
     b)    Swap Payments other than subordinated swap payments                 3,695,498.76
(iii)      First Collection Account top-up (Minimum liquidity reserve $30 m)  30,000,000.00
(iv)       Class A Minimum principal payment                                              -
(v)        Class B Interest                                                      246,021.87
(vi)       Class B Minimum principal payment                                      74,943.29
(vii)      Class C Interest                                                      405,284.92
(viii)     Class C Minimum principal payment                                              -
(ix)       Class D Interest                                                      708,333.33
(x)        Class D Minimum principal payment                                              -
(xi)       Second collection account top-up                                   50,895,402.00
(xii)      Class A Scheduled principal                                                    -
(xiii)     Class B Scheduled principal                                           626,589.94
(xiv)      Class C Scheduled principal                                           492,468.78
(xv)       Class D Scheduled principal                                                    -
(xvi)      Permitted accruals for Modifications                                           -
(xvii)     Step-up interest                                                      227,368.39
(xviii)    Class A Supplemental principal                                      2,444,695.03
(xix)      Class E Primary Interest                                                       -
(xx)       Class B Supplemental principal                                                 -
(xxi)      Class A Outstanding Principal                                                  -
(xxii)     Class B Outstanding Principal                                                  -
(xxiii)    Class C Outstanding Principal                                                  -
(xxiv)     Class D Outstanding Principal                                                  -
(xxv)      Subordinated Swap payments                                                     -
                                                                             ---------------
           Total Payments with respect to Payment Date                        96,589,257.04
           less collection Account Top Ups (iii) (b) and (xi) (b) above       80,895,402.00
                                                                             ---------------
                                                                              15,693,855.04
                                                                             ===============
--------------------------------------------------------------------------------------------


                                         Page 2 of 7

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date                         15-Jan-03
Current Calculation Date                     9-Jan-03
Previous Payment Date                        16-Dec-02
Previous Calculation Date                    10-Dec-02

---------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
---------------------------------------------------------------------------------------------------
                                      Subclass         Subclass          Subclass            Total
Floating Rate Notes                     A-2              A-3                A-4             Class A
---------------------------------------------------------------------------------------------------
Applicable LIBOR                      1.42000%         1.42000%          1.42000%
Applicable Margin                      0.3200%          0.4600%           0.5200%
Applicable Interest Rate              1.74000%         1.88000%          1.94000%
Day Count                              Act/360          Act/360           Act/360
Actual Number of Days                       30               30                30
Interest Amount Payable             178,544.30       854,905.14        239,201.28
Step-up Interest Amount
  Payable                                NA          227,368.39             NA
---------------------------------------------------------------------------------------------------
Total Interest Paid                 178,544.30     1,082,273.53        239,201.28      1,500,019.12
---------------------------------------------------------------------------------------------------

Expected Final Payment Date          15-Dec-05        15-Jun-02         15-May-11
Excess Amortisation Date             17-Aug-98        15-Feb-06         15-Aug-00

---------------------------------------------------------------------------------------------------
Original Balance                290,000,000.00   565,000,000.00    235,000,000.00
Opening Outstanding
  Principal Balance             123,134,000.00   545,684,134.79    147,959,557.46    816,777,692.25
---------------------------------------------------------------------------------------------------
Extended Pool Factors                   53.76%          100.00%            79.67%
Pool Factors                            41.34%          100.00%            69.32%
---------------------------------------------------------------------------------------------------
Minimum Principal Payment                    -                -                 -                 -
Scheduled Principal Payment                  -                -                 -                 -
Supplemental Principal Payment    2,444,695.03                -                 -      2,444,695.03
---------------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                          2,444,695.03                -                 -      2,444,695.03
---------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
---------------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                       120,689,304.97   545,684,134.79    147,959,557.46    814,332,997.22
---------------------------------------------------------------------------------------------------

Table Continued

---------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
------------------------------------------------------------------------------------------------------------------------------------
                                      Subclass         Subclass            Total           Subclass        Subclass          Total
Floating Rate Notes                      B-1             B-2              Class B             C-1             C-2           Class C
------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                      1.42000%         1.42000%                            1.42000%        1.42000%
Applicable Margin                      0.6000%          1.0500%                             1.3500%         2.0500%
Applicable Interest Rate              2.02000%         2.47000%                            2.77000%        3.47000%
Day Count                              Act/360          Act/360                             Act/360         Act/360
Actual Number of Days                       30               30                                  30              30
Interest Amount Payable             106,619.76       139,402.11                          184,088.05      221,196.87
Step-up Interest Amount
  Payable                               NA              NA                                   NA              NA
------------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                 106,619.76       139,402.11        246,021.87        184,088.05      221,196.87       405,284.92
------------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date          15-Jul-13        15-Jun-08                           15-Jul-13       15-Jun-08
Excess Amortisation Date             17-Aug-98        15-Aug-00                           17-Aug-98       15-Aug-00
------------------------------------------------------------------------------------------------------------------------------------
Original Balance                 85,000,000.00    80,000,000.00                       85,000,000.00   80,000,000.00
Opening Outstanding
  Principal Balance              63,338,471.38    67,725,720.48    131,064,191.86     79,749,334.52   76,494,595.65   156,243,930.17
------------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                   82.22%           98.90%                              98.35%          98.24%
Pool Factors                            75.55%           97.13%                              93.65%          95.43%
------------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment            36,217.32        38,725.97         74,943.29                 -               -                -
Scheduled Principal Payment         354,481.42       272,108.52        626,589.94        243,120.65      249,348.13       492,468.78
Supplemental Principal Payment               -                -                 -                 -               -                -
------------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                            390,698.74       310,834.49        701,533.23        243,120.65      249,348.13       492,468.78
------------------------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                                                 -               -
- amount allocable to principal                                                                   -               -
- amount allocable to premium                                                                     -               -
------------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                        62,947,772.64    67,414,885.99    130,362,658.63     79,506,213.87   76,245,247.52   155,751,461.39
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------

Fixed Rate Notes                      D-2

----------------------------------------------
Applicable Interest Rate              8.50000%
Day count                             30 / 360
Number of Days                              30
Interest Amount Payable             708,333.33
----------------------------------------------
Total Interest Paid                 708,333.33
----------------------------------------------
Expected Final Payment Date          15-Mar-14
Excess Amortisation Date             15-Jul-10
----------------------------------------------
Original Balance                100,000,000.00
Opening Outstanding Principal
  Balance                       100,000,000.00
----------------------------------------------
Extended Pool Factors                  100.00%
Expected Pool Factors                  100.00%
----------------------------------------------
Extended Amount                              -
Expected Pool Factor Amount                  -
Surplus Amortisation
----------------------------------------------
Total Principal Distribution
  Amount                                     -
----------------------------------------------
Redemption Amount                            -
- amount allocable to principal              -
                                   -----------
- amount allocable to premium                -
----------------------------------------------
Closing Outstanding Principal
  Balance                       100,000,000.00
----------------------------------------------


                                              Page 3 of 7

                                                AERCO LIMITED
                                            Report to Noteholders
                              All amounts in US dollars unless otherwise stated


Current Payment Date                    15-Jan-03
Current Calculation Date                 9-Jan-03
Previous Payment Date                   15-Jan-03
Previous Calculation Date                9-Jan-03
------------------------------------------------------------------------------------------------------------
6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period        15-Jan-03
End of Interest Accrual Period          17-Feb-03
Reference Date                          13-Jan-03

------------------------------------------------------------------------------------------------------------

                                  A-2         A-3         A-4        B-1        B-2        C-1         C-2
------------------------------------------------------------------------------------------------------------
Applicable LIBOR               1.37000%    1.37000%    1.37000%   1.37000%   1.37000%    1.37000%   1.37000%
Applicable Margin               0.3200%     0.4600%     0.5200%    0.6000%    1.0500%     1.3500%    2.0500%
Applicable Interest Rate        1.6900%     1.8300%     1.8900%    1.9700%    2.4200%     2.7200%    3.4200%

------------------------------------------------------------------------------------------------------------
---------------------------------------

Fixed Rate Notes                  D-1
---------------------------------------

Actual Pool Factor              100.00%
---------------------------------------
---------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes
------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes          A-2         A-3         A-4        B-1        B-2         C-1         C-2
------------------------------------------------------------------------------------------------------------

Opening Outstanding
  Principal Balance          123,134.00  545,684.13  147,959.56  63,338.47  67,725.72   79,749.33  76,494.60
Total Principal Payments       2,444.70           -           -     390.70     310.83      243.12     249.35
Closing Outstanding
  Principal Balance          120,689.30  545,684.13  147,959.56  62,947.77  67,414.89   79,506.21  76,245.25

Total Interest                   178.54    1,082.27      239.20     106.62     139.40      184.09     221.20
Total Premium                   0.0000%     0.5000%     0.0000%    0.0000%    0.0000%     0.0000%    0.0000%

------------------------------------------------------------------------------------------------------------

---------------------------------------

(b) Fixed Rate Notes              D-2
---------------------------------------

Opening Outstanding
  Principal Balance          100,000.00
Total Principal Payments              -
Closing Outstanding
  Principal Balance          100,000.00

Total Interest                   708.33
Total Premium                         -

---------------------------------------
------------------------------------------------------------------------------------------------------------


                                                 Page 4 of 7

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------------------

                                                             July 2000 to     Oct-Dec    Jan-Mar     Apr-Jun   Jul -Sept   Oct - Dec
                                                                Sept 2001       2001       2002        2002       2002        2002
------------------------------------------------------------------------------------------------------------------------------------

                      CASH COLLECTIONS
 [1]                  Lease Rentals                               217.6        45.4       45.4        46.0       45.9        44.6
 [2]                    - Renegotiated Leases                      (3.0)       (2.8)      (2.1)       (3.0)      (4.0)       (1.8)
 [3]                    - Rental Resets                            (1.3)       (3.2)      (4.1)       (3.2)      (3.5)       (5.3)
                                                           -------------------------------------------------------------------------
 [4]  S [1]...[3]     Contracted Lease Rentals                    213.3        39.4       39.2        39.8       38.4        37.4

 [5]                  Movement in Current Arrears Balance          (0.8)       (2.4)       1.4        (0.9)      (2.3)       (0.1)

                      less Net Stress-related Costs
 [6]                   - Bad Debts                                    -           -          -           -          -           -
 [7]                   - Security Deposits Drawn Down               0.5           -          -           -          -           -
 [8]                   - Restructured Arrears                       0.7         0.1       (1.3)       (0.4)       0.6         0.4
 [9]                   - AOG                                       (4.3)       (1.5)      (0.4)          -          -        (0.8)
[10]                   - Other Leasing Income                         -           -          -           -          -           -
[11]                   - Repossession Costs                        (0.3)          -          -           -          -        (0.1)
                                                           -------------------------------------------------------------------------
[12]  S [6]...[11]    sub-total                                    (3.4)       (1.4)      (1.7)       (0.4)       0.6        (0.5)

[13]    [4]+[5]+[12]  Net Lease Rentals                           209.1       35.6        38.9        38.5       36.7        36.9

[14]                  Interest Earned                               5.8         0.8        0.4         0.4        0.3         0.2

[15]                  Drawings from Expense Account

                      Maintenance Receipts                         22.6         4.5        3.6         6.1        4.9         5.5
                      Maintenance Payments                        (11.8)       (1.8)      (3.9)      (10.1)         -        (1.6)
                                                           -------------------------------------------------------------------------
[15]                  Net Maintenance                              10.8         2.7       (0.3)       (4.0)       4.9         3.9

[16]  S [13]...[15]   Total Cash Collections                      225.7        39.1        39.0       34.9        41.9       41.0
------------------------------------------------------------------------------------------------------------------------------------

                      CASH EXPENSES
                      Aircraft Operating Expenses
[17]                   - Insurance                                 (0.1)          -          -        (0.3)         -        (0.1)
[18]                   - Re-leasing and other overheads            (7.5)       (0.7)      (0.4)       (1.4)      (0.8)       (1.7)
                                                           -------------------------------------------------------------------------
[19]       [17]+[18]  subtotal                                     (7.6)       (0.7)      (0.4)       (1.7)      (0.8)       (1.8)

                      SG&A Expenses
[20]                  Aircraft Servicer Fees
                       - Retainer Fee                              (1.6)       (0.4)      (0.3)       (0.7)      (0.7)        0.1
                       - Rent Collected Fee                        (1.9)       (0.4)      (0.4)       (0.7)      (0.9)        0.3
                       - Previous Servicer Fees                    (1.8)          -          -           -          -           -
                                                        ----------------------------------------------------------------------------
[21]                  sub-total                                     (5.3)     (0.8)       (0.7)      (1.3)       (1.6)        0.4

[22]                  Other Servicer Fees                         (13.1)       (0.4)      (1.2)       (0.9)      (1.1)       (2.7)
                                                           -------------------------------------------------------------------------
[23]       [21]+[22]  subtotal                                    (18.4)      (1.2)       (1.9)       (2.3)       (2.7)      (2.3)

[24]       [20]+[23]  Total Cash Expenses                         (26.0)      (1.9)       (2.3)       (4.0)       (3.5)      (4.1)

------------------------------------------------------------------------------------------------------------------------------------
                      NET CASH COLLECTIONS
[25]         [17]     Total Cash Collections                      225.7        39.1       39.0       34.9        41.9        41.0
[26]         [24]     Total Cash Expenses                         (26.0)       (1.9)      (2.3)      (4.0)       (3.5)       (4.1)
[27]                  Movement in Expense Account                   6.0         1.2        0.3         1.2          -         0.5
[28]                  Interest Payments                          (111.6)      (12.0)      (9.3)       (9.5)     (10.2)       (9.6)
[29]                  Swap Payments                               (12.1)       (9.3)     (10.7)      (10.5)     (10.9)      (10.5)
[30]                  Proceeds from sale of aircraft               50.5           -          -           -          -           -
[31]                  Refinancing Costs                               -           -          -           -          -           -
                                                           -------------------------------------------------------------------------
[32]   S [25]...[31]  TOTAL                                       132.5        17.1       17.0        12.1       17.3        17.3
                                                           =========================================================================
------------------------------------------------------------------------------------------------------------------------------------
[33]                  PRINCIPAL PAYMENTS
                      subclass A                                  115.6        14.4       14.4         9.1       14.4        13.7
                      subclass B                                   14.8         1.8        1.7         1.8        1.7         2.0
                      subclass C                                    2.1         0.9        0.9         1.2        1.2         1.6
                      subclass D                                      -           -          -           -          -           -
                                                           -------------------------------------------------------------------------
                      Total                                       132.5        17.1       17.0        12.1       17.3        17.2
                                                           =========================================================================
------------------------------------------------------------------------------------------------------------------------------------
                      Debt Balances
                      subclass A                                  882.8       868.4      984.0       844.9      830.5       816.8
                      subclass B                                  140.0       138.2      153.1       134.7      133.0       131.0
                      subclass C                                  162.0       161.1      163.2       158.9      157.7       156.1
                      subclass D                                  100.0       100.0      100.0       100.0      100.0       100.0
                                                           -------------------------------------------------------------------------
                      TOTAL                                     1,284.8     1,267.7    1,250.7     1,238.5    1,221.2     1,204.0
                                                           =========================================================================
------------------------------------------------------------------------------------------------------------------------------------
                   * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


                                                            Page 5 of 7
Table Continued


                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

                                                                             All amounts in            Dollar amounts expressed
                                                                          millions of US dollars             as a percentage
                                                                         unless otherwise stated      2000 Base Case Lease Rentals
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Cumulative to Date            Cumulative to Date
                                                               Jan             *Adjusted                     *Adjusted
                                                               2003    Actual  base case  Variance   Actual  base case  Variance
--------------------------------------------------------------------------------------------------   -------------------------------

                      CASH COLLECTIONS
 [1]                  Lease Rentals                          15.2       460.1     460.1       (0.0)   100.0%    100.0%      0.0%
 [2]                    - Renegotiated Leases                (0.5)      (17.2)        -      (17.2)    (3.7%)     0.0%     (3.7%)
 [3]                    - Rental Resets                      (2.3)      (23.0)        -      (23.0)    (5.0%)     0.0%     (5.0%)
                                                          ----------------------------------------   -------------------------------
 [4]  S [1]...[3]     Contracted Lease Rentals               12.3       419.9     460.1      (40.2)    91.3%    100.0%     (8.7%)

 [5]                  Movement in Current Arrears Balance    (1.6)       (6.7)        -       (6.7)    (1.5%)     0.0%     (1.5%)

                      less Net Stress-related Costs
 [6]                   - Bad Debts                              -           -      (4.6)       4.6      0.0%     (1.0%)     1.0%
 [7]                   - Security Deposits Drawn Down           -         0.5         -        0.5      0.1%      0.0%      0.1%
 [8]                   - Restructured Arrears                 0.1         0.1       3.2      (3.1)      0.0%      0.7%     (0.7%)
 [9]                   - AOG                                 (0.4)       (7.2)    (19.5)      12.3     (1.6%)    (4.2%)     2.7%
[10]                   - Other Leasing Income                   -           -         -          -      0.0%      0.0%      0.0%
[11]                   - Repossession Costs                     -        (0.4)     (3.7)       3.3     (0.1%)    (0.8%)     0.7%
                                                          ----------------------------------------   ------------------------------
[12]  S [6]...[11]    sub-total                              (0.3)       (7.0)    (24.6)      17.6     (1.5%)    (5.3%)      3.8%

[13]    [4]+[5]+[12]  Net Lease Rentals                      10.4       406.1     435.5      (29.4)    88.3%     94.7%      (6.4%)

[14]                  Interest Earned                         0.1         8.0       9.1       (1.1)     1.7%      2.0%      (0.2%)

[15]                  Drawings from Expense Account                         -         -          -      0.0%      0.0%       0.0%

                      Maintenance Receipts                    0.6        47.8         -       47.8     10.4%      0.0%      10.4%
                      Maintenance Payments                   (0.8)      (30.0)        -      (30.0)    (6.5%)     0.0%      (6.5%)
                                                          ----------------------------------------   -------------------------------
[15]                  Net Maintenance                        (0.2)       17.8         -       17.8      3.9%      0.0%       3.9%

[16]  S [13]...[15]   Total Cash Collections                  10.3      431.9     444.6      (12.7)    93.9%     96.6%      (2.8%)
--------------------------------------------------------------------------------------------------   -----------------------------

                      CASH EXPENSES
                      Aircraft Operating Expenses
[17]                   - Insurance                              -        (0.5)        -       (0.5)    (0.1%)     0.0%      (0.1%)
[18]                   - Re-leasing and other overheads      (0.3)      (12.8)    (13.9)       1.1     (2.8%)    (3.0%)      0.2%
                                                          ----------------------------------------   ------------------------------
[19]       [17]+[18]  subtotal                               (0.3)      (13.3)    (13.9)       0.6     (2.9%)    (3.0%)      0.1%

                      SG&A Expenses
[20]                  Aircraft Servicer Fees
                       - Retainer Fee                        (0.2)       (3.8)     (4.2)       0.4     (0.8%)    (0.9%)      0.1%
                       - Rent Collected Fee                  (0.2)       (4.2)     (4.9)       0.7     (0.9%)    (1.1%)      0.2%
                       - Previous Servicer Fees                 -        (1.8)       -       (1.8)     (0.4%)     0.0%      (0.4%)
                                                        ------------------------------------------   ---------------------------
[21]                  sub-total                              (0.4)       (9.7)     (9.1)      (0.6)    (2.1%)    (2.0%)     (0.1%)

[22]                  Other Servicer Fees                    (0.1)      (19.5)     (9.4)     (10.1)    (4.2%)    (2.1%)     (2.2%)
                                                          ----------------------------------------   -------------------------------
[23]       [21]+[22]  subtotal                                (0.5)     (29.3)    (18.5)     (10.7)    (6.4%)    (4.0%)     (2.3%)

[24]       [20]+[23]  Total Cash Expenses                     (0.8)     (42.6)    (32.4)     (10.1)    (9.3%)    (7.1%)     (2.2%)

--------------------------------------------------------------------------------------------------   -------------------------------
                      NET CASH COLLECTIONS
[25]         [17]     Total Cash Collections                 10.3       431.9     444.6      (12.7)    93.9%     96.6%      (2.8%)
[26]         [24]     Total Cash Expenses                    (0.8)      (42.6)    (32.4)     (10.1)    (9.3%)    (7.1%)     (2.2%)
[27]                  Movement in Expense Account             0.7         9.9         -        9.9      2.2%      0.0%       2.2%
[28]                  Interest Payments                      (2.9)     (165.1)   (242.4)      77.3    (35.9%)   (52.7%)     16.8%
[29]                  Swap Payments                          (3.8)      (67.8)      4.6      (72.4)   (14.7%)     1.0%     (15.7%)
[30]                  Proceeds from sale of aircraft            -        50.5      51.1       (0.6)    11.0%     11.1%      (0.1%)
[31]                  Refinancing Costs                         -           -      (2.3)       2.3      0.0%     (0.5%)      0.5%
                                                          ----------------------------------------   ------------------------------
[32]    S [25]...[31] TOTAL                                   3.6       216.9     223.2       (6.3)    47.1%     48.5%      (1.4%)
                                                          ========================================   ==============================
--------------------------------------------------------------------------------------------------   -------------------------------
[33]                  PRINCIPAL PAYMENTS
                      subclass A                              2.4       184.0     190.3       (6.3)    40.0%     41.4%      (1.4%)
                      subclass B                              0.7        24.5      24.5       (0.0)     5.3%      5.3%      (0.0%)
                      subclass C                              0.5         8.4       8.4       (0.0)     1.8%      1.8%      (0.0%)
                      subclass D                                -           -         -          -      0.0%      0.0%       0.0%
                                                          ----------------------------------------   -----------------------------
                      Total                                   3.6       216.9     223.2       (6.3)    47.1%     48.5%      (1.4%)
                                                          ========================================   =============================
--------------------------------------------------------------------------------------------------   -------------------------------
                      Debt Balances
                      subclass A                            814.4       814.4     808.1        6.3
                      subclass B                            130.3       130.3     130.3        0.0
                      subclass C                            155.6       155.6     155.6        0.0
                      subclass D                            100.0       100.0     100.0          -
                                                          ----------------------------------------
                      TOTAL                               1,200.3     1,200.3    1,194.0       6.3
                                                          ========================================
--------------------------------------------------------------------------------------------------
* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


                                                            Page 5 of 7

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
  Note:                      Report Line Name               Description
------------------------------------------------------------------------------------------------------------------------------------
                        CASH COLLECTIONS
    [1]                 Lease Rentals                       Assumptions per the July 2000 Prospectus adjusted for aircraft sales
    [2]                  - Renegotiated Leases              Change in contracted rental cash flow caused by a renegotiated lease
    [3]                  - Rental Resets                    Re-leasing events  where new lease rate deviated from the 2000 Base Case
    [4] S[1]....[3]     Contracted Lease Rentals            Current Contracted Lease Rentals due as at the latest Calculation Date

    [5]                 Movement in Current Arrears         Current contracted lease rentals not received as at the latest
                          Balance                           Calculation  Date, excluding Bad debts


                        less Net Stress related Costs
    [6]                  - Bad debts                        Arrears owed by former lessees and deemed irrecoverable.
    [7]                  - Security deposits drawn down     Security deposits received following a lesse default
    [8]                  - Restructured arrears
    [9]                  - AOG                              Lost of rental due to an aircraft being off-lease and non-revenue earning
   [10]                  - Other Leasing Income             Includes lease termination payments, rental guarantees and late payments charges
   [11]                  - Repossession                     Legal and technical costs incurred in repossessing aircraft.
   [12] S [6]....[11]   sub-total

   [13]   [4]+[5]+[12]  Net Lease Rentals                   Contracted Lease Rentals less Movement in Current Arrears Balance and
                                                            Net Stress related costs

   [14]                 Interest Earned                     Interest earned on monthly cash balances
   [15]                 Net Maintenance                     Maintenance Revenue Reserve received less and reimbursements to lessees.
   [16] S [13]...[15]   Total Cash Collections              Net Lease Rentals + Interest Earned + Net Maintenance

------------------------------------------------------------------------------------------------------------------------------------

                        CASH EXPENSES
                        Aircraft Operating Expenses         All operational costs related to the leasing of aircraft.
   [17]                  - Insurance                        Premium for contingent insurance policies
   [18]                  - Re-leasing and other             Costs associated transferring an aircraft from one lessee to another
   [19]   [17]+[18]     subtotal

                        SG&A Expenses
   [20]                 Aircraft Servicer Fees              Monthly and annual fees paid to Aircraft Servicer
                         - Base Fee                         Fixed amount per month per aircraft
                         - Rent Contracted Fee              1.00% of rental contracted for the month
                         - Rent Collected Fee               1.25% of rental received for the month
                         - Previous Servicer Fees           Fees paid to the previous Servicer of AerCo
   [21]      [20]       subtotal
   [22]                 Other Servicer Fees                 Administrative Agent, trustee and professional fees paid to other service providers.
   [23]    [21]+[22]    subtotal

   [24]    [19]+[23]    Total Cash Expenses                 Aircraft Operating Expenses + SG&A Expenses

------------------------------------------------------------------------------------------------------------------------------------

                        NET CASH COLLECTIONS
   [25]      [16]       Total Cash Collections              line 16 above
   [26]      [24]       Total Cash Expenses                 line 24 above
   [27]                 Movement in Expense Account         Movement in Expense Account
   [28]                 Interest Payments                   Interest paid on all outstanding debt
   [29]                 Swap payments                       Net swap payments (paid) /received
   [30]                 Proceeds from Aircraft Sales        Proceeds, net of fees and expenses, from the sale of aircraft
   [31] S [25]...[30]   Exceptional Items                   Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                        TOTAL
------------------------------------------------------------------------------------------------------------------------------------


                                                            Page 6 of 7

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
           Coverage Ratios
           ---------------                                                                     2000
                                          Closing                        Actual         *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------------------
           Net Cash Collections                                         216.9               223.2
           Add Back Interest                                            165.1               242.4
           --------
           Add Back Swap Payments                                        67.8                (4.6)
           ----------------------
a          Net Cash Collections                                         449.7               461.0

b          Swaps                                                         67.8                (4.6)
c          Class A Interest                                              93.9               153.0
d          Class A Minimum                                               30.5                37.9
e          Class B Interest                                              16.1                25.5
f          Class B Minimum                                                8.9                 8.8
g          Class C Interest                                              21.3                32.4
h          Class C Minimum                                                  -                   -
I          Class D Interest                                              20.5                20.5
j          Class D Minimum                                                  -                   -
k          Class A Scheduled                                                -                   -
l          Class B Scheduled                                             14.3                15.1
m          Class C Scheduled                                              7.9                 7.9
n          Class D Scheduled                                                -                   -
o          Permited Aircraft Modifications                                  -                   -
p          Step Up Interest                                               1.4
q          Class A Supplemental                                         151.2               147.9
           Class E Interest                                               9.1                 2.9
           Class B Supplemental                                           0.5
                                                                --------------------------------------------
           Total                                                        443.2               447.4
                                                                --------------------------------------------

   [1]     Interest Coverage Ratio
           Class A                                                       2.78                3.11  = a / (b+c)
           Class B                                                       2.16                2.18  = a / (b+c+d+e)
           Class C                                                       1.89                1.82  = a / (b+c+d+e+f+g)
           Class D                                                       1.74                1.69  = a / (b+c+d+e+f+g+h+i)

   [2]     Debt Coverage Ratio
           Class A                                                       1.74                1.69  = a / (b+c+d+e+f+g+h+i+ j+k)
           Class B                                                       1.65                1.60  = a / (b+c+d+e+f+g+h+i+j+k+l)
           Class C                                                       1.60                1.55  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
           Class D                                                       1.60                1.55  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

           Loan-to-Value Ratios

                                   -------------------------------------------------------------------------------------------------
                                          2000 Base Case              Actual       2000 *Adjusted Base Case
                                            17-Jul-00                15-Nov-02            15-Nov-02
                                   -------------------------------------------------------------------------
   [3]     Assumed Portfolio Value           1,566.7                  1,322.5             1,322.5
           Adjusted Portfolio Value (105%)                            1,313.5

           Liquidity Reserve Amount
           Cash                                 65.0                     65.0                65.0
             - Accrued Expenses                  5.0                      6.2                 5.0
             - Security Deposits                22.4                     16.4                22.4
                                   ------------------           --------------      --------------
           subtotal cash                        92.4                     87.6                92.4
            Letters of Credit                      -                        -                   -
                                   ------------------           --------------      --------------
           Total Liquidity Reserve              92.4                     87.6                92.4

   [4]     Total Asset Value                 1,659.1                  1,410.1             1,414.9

           Note Balance
           Class A                             998.4        60.2%       814.4  57.8%        808.1     57.1%
           Class B                             154.8        69.5%       130.3  67.0%        130.3     66.3%
           Class C                             164.1        79.4%       155.6  78.0%        155.6     77.3%
           Class D                             100.0        85.4%       100.0  85.1%        100.0     84.4%
                                   ------------------             ------------       -------------
           Total                             1,417.3                  1,200.3             1,194.0
------------------------------------------------------------------------------------------------------------------------------------
           * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


[1] Interest Coverage Ratio is equal to Net Cash                  [3] Assumed Portfolio Value represents the Inital Appraised
Collections, before Interest and swap payments, expressed as      Value of each aircraft in the Portfolio multipled by the
a ratio of the swap costs and interest payable on each            Depreciation Factor at Calculation date divided by the
subclass of Notes plus the interest and minimum principal         Depreciation Factor at Closing date.
payments payable on each subclass of Notes that rank senior
in priority of payment to the relevant subclass of Notes.
                                                                  [4] Total Asset Value is equal to Total Portfolio Value plus
[2] Debt Service Ratio is equal to Net Cash Collections           Liquidity Reserve Amount
before interest and swap payments, expressed as a ratio of
the interest and minimum and scheduled principal payments
payable on each subclass of Notes plus the interest and
minimum and scheduled principal payments payable on each
subclass of Notes that ranks equally with or senior to the
relevant subclass of Notes in the priority of payments.


                                                            Page 7 of 7

                                                                        Item 24

                               POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                               /s/ G. Adrian Robinson
                                                  ----------------------
                                                  G. Adrian Robinson

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ Peter Sokell
                                                  ----------------------
                                                  Peter Sokell

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ Kenneth N. Peters
                                                  ----------------------
                                                  Kenneth N. Peters

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ M. John McMahon
                                                  ----------------------
                                                  M. John McMahon

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 9 August 2002                              /s/ Sean Brennan
                                                  ----------------------
                                                  Sean Brennan

                                                  Witness: Marian Kennedy
                                                          ---------------------